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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
          13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
                                (Amendment No. 3)

                         Gibraltar Packaging Group, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    374758100
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                                 (CUSIP Number)

    Christopher J. Hubbert, Kohrman Jackson & Krantz P.L.L., 1375 E. 9/th/ St.,
                        Cleveland, OH 44114, 216-736-7215
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 8, 2002
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  1 of 4 Pages

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CUSIP No. 374758100                                            Page 2 of 4 Pages

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    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

         Walter E. Rose
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    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [_]
                                                                        (b) [x]

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    3    SEC USE ONLY


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    4    SOURCE OF FUNDS


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    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              [_]

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    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
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              NUMBER OF                  7     SOLE VOTING POWER

               SHARES                          438,996
                                       -----------------------------------------
            BENEFICIALLY                 8     SHARED VOTING POWER

              OWNED BY
                                       -----------------------------------------
                EACH                     9     SOLE DISPOSITIVE POWER

              REPORTING                        438,996
                                       -----------------------------------------
               PERSON                   10    SHARED DISPOSITIVE POWER

                WITH
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         438,996
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   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [_]

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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.7%
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   14    TYPE OF REPORTING PERSON*
         IN
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CUSIP No. 374758100                                          Page 3 of 4 Pages

         This Amendment No. 3 to Schedule 13D Statement is filed by Walter E. Rose for the purpose of reporting purchases of shares of common stock, par value $0.01 per share (the "Shares"), of Gibraltar Packaging Group, Inc., a Delaware corporation ("Gibraltar").


Item 5.      Interest in Securities of the Issuer.

         Items 5(a), 5(b) and 5(c) of Schedule 13D are hereby amended and supplemented as follows:

         (a) According to the most recently available filing with the Securities and Exchange Commission by Gibraltar, there are 5,041,544 Shares outstanding.

         Mr. Rose beneficially owns 438,996 Shares, or approximately 8.7% of the outstanding Shares.

         (b) Mr. Rose has the sole power to vote or to direct the voting of, and the sole power to dispose or to direct the disposition of, the 438,996 Shares owned by him.

         (c) During the past 60 days, the Mr. Rose purchased 56,200 Shares in open market transactions as set forth below:

                                                           Approximate
                                                        Per Share Price
            Date            Number of Shares        (Excluding Commissions)
      ========================================================================
          7/03/02                  2,500                     $1.50

          7/11/02                  1,000                     $1.50

          7/15/02                  2,000                     $1.50

          7/31/02                    700                     $1.57

          8/02/02                 15,000                     $1.57

          8/08/02                 33,500                     $1.57

          8/23/02                  1,500                     $1.57

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CUSIP No. 374758100                                            Page 4 of 4 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   August 29, 2002              /s/ Walter E. Rose
                                      -----------------------------
                                      Walter E. Rose